FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Group pretax income up QoQ and YoY; Core business pretax income stronger QoQ

•	Retail investor sentiment improved, driving robust sales of equities and investment trusts

•	Asset Management booked strongest pretax income since March 2002 as AuM recorded fifth straight quarterly high

•	Wholesale revenues climbed higher QoQ underpinned by solid performance in Equities and Investment Banking

Tokyo, February 1, 2018—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2018.

Net revenue for the third quarter was 406.6 billion yen (US$3.6 billion)1, up 16 percent quarter on quarter and 10 percent year on year. Income before income taxes increased 45 percent from last quarter and 26 percent compared to the third quarter last year to 120.8 billion yen (US$1.1 billion). Net income attributable to Nomura Holdings shareholders increased 70 percent quarter on quarter and 25 percent year on year to 88.0 billion yen (US$781 million).

For the nine months to December, Nomura reported net revenue of 1,118.9 billion yen (US$9.9 billion), up 6 percent from the same period last year. Income before income taxes rose 17 percent to 281.2 billion yen (US$2.5 billion), and net income attributable to Nomura Holdings shareholders was 196.7 billion yen (US$1.7 billion), up 10 percent year on year.

“Pretax income from our three core businesses increased quarter on quarter, supported by the global market rally. Non-business segment income helped push Group pretax income higher on both a quarter-on-quarter and year-on-year basis,” said Nomura President and Group CEO Koji Nagai.

“Retail achieved continued growth in recurring revenue, driven by robust sales of equities and our focus on providing consulting services tailored to the needs of our clients.

“In Asset Management, record high assets under management for the fifth straight quarter contributed to the highest quarterly pretax income in more than 15 years.

“Wholesale recorded stronger revenues compared to the previous quarter, underpinned by solid performance in Equities and Investment Banking. However, increased expenses led to a drop in pretax income.

“Our overriding mission to contribute to creating an affluent society by leveraging our expertise in the capital markets remains unchanged. Our aim is to deliver a better tomorrow together with our clients as their most trusted partner.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 112.69 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2017. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2017/18 Q3	QoQ	YoY
Net revenue	111.3	+9%	+10%
Income before income taxes	31.3	+22%	+21%

Retail net revenue increased 9 percent quarter on quarter and 10 percent year on year to 111.3 billion yen, while income before income taxes rose 22 percent quarter on quarter and 21 percent year on year to 31.3 billion yen.

The stock market rally led to an improvement in investor sentiment, resulting in strong sales of stocks. Sales of insurance products and discretionary investments increased significantly from the last quarter reflecting the firm’s continued efforts to deliver solutions tailored to the needs of clients.

Annualized recurring revenue climbed to almost 90 billion yen as client assets in investment trusts and discretionary investments continued to grow, driven by market factors and inflows into discretionary investments. Total Retail client assets reached a record high of 122.8 trillion yen.

Asset Management

(billions of yen)	FY2017/18 Q3	QoQ	YoY
Net revenue	36.5	+3%	+26%
Income before income taxes	20.8	+2%	+49%

Asset Management net revenue was 36.5 billion yen, an increase of 3 percent compared to last quarter and 26 percent over the same period last year. Income before income taxes rose 2 percent quarter on quarter and 49 percent year on year to 20.8 billion yen.

Assets under management reached a record high for the fifth consecutive quarter at 50.7 trillion yen, supported by inflows into ETFs and market factors.

Inflows of over 700 billion yen primarily into the investment trust business brought Nomura Asset Management’s share of the public investment trust market to 26.9 percent.

Wholesale

(billions of yen)	FY2017/18 Q3	QoQ	YoY
Net revenue	165.6	+4%	-16%
Income before income taxes	14.0	-17%	-70%

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Wholesale booked net revenue of 165.6 billion yen, a 4 percent increase quarter on quarter and a 16 percent decrease year on year. Income before income taxes dropped 17 percent quarter on quarter and 70 percent year on year to 14.0 billion yen. This is mainly due to higher bonus provisions in line with pay for performance and an increase in commissions and floor brokerage. Wholesale third quarter results include a 14 billion yen unrealized loss related to a margin loan.

Global Markets reported increased revenues compared with the previous quarter. Fixed Income net revenue remained largely unchanged as resilient performance in Rates and Securitized Products offset a slowdown in Credit. Equities net revenue in Japan and the Americas increased on robust performance in Cash and Derivatives.

Continued growth in Japan and AEJ revenues led to an increase in Investment Banking revenues from last quarter. Nomura topped the Japan ECM, DCM (straight bonds) and M&A league tables2. International revenues were primarily driven by M&A and M&A-related financing transactions. Nomura placed seventh on the Global SSA DCM (straight bonds) league table3.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura had total assets of 44.5 trillion yen and shareholders’ equity of 2.8 trillion yen. Nomura’s Tier 1 capital ratio was 18.2 percent and CET1 capital ratio was 17.3 percent under Basel III. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[2]	Source: ECM/M&A: Thomson Reuters; DCM: Thomson DealWatch Japan All Debt (including self-funded); Jan – Dec 2017.
[3]	Source: Dealogic; Jan – Dec 2017.

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1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2018 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

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